


08032648

§   COMMISSION
549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30116

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING__July 1, 2007__ AND ENDING__June 30, 2008__

                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Googins & Anton, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6417 Universal Avenue

                           (No. and Street)

Middleton   WI   53562-3417

     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Louise P. Googins, President   (608) 836-3229

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinberg & Company

                    (Name – *if individual, state last, first, middle name*)

1415 East State Street, Ste 608   Rockford   IL   61104

   (Address)   (City)   (State)   (Zip Code)

PROCESSED

CHECK ONE:

NOV 06 2008

     ☒ Certified Public Accountant

     ☐ Public Accountant   THOMSON REUTERS

     ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

AUG 2 6 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

INDEX

GOOGINS & ANTON, INC.

ANNUAL AUDITED REPORT
For the Years Ended
June 30, 2008 and 2007

OATH OR AFFIRMATION

I, __Louise P. Googins__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Googins & Anton, Inc.__ , as of __June 30__ , __2008__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of WI
County of Dane

Louise Googins
Signature

President
Title

Mary E Schneider
Notary Public
My Commission expires 3/29/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

WEINBERG & CO.
Camelot Tower · 1415 East State Street · Suite 608 · Rockford, Illinois 61104 · Phone (815) 964-9955 · Fax (815) 964-3601

Certified Public Accountants and Consultants

Report of Independent Accountants

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

We have audited the accompanying statements of financial condition of Googins & Anton, Inc. as of June 30, 2008 and 2007, and the related statements of income (loss), change in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Googins & Anton, Inc. as of June 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Weinberg & Co.

Middleton, Wisconsin
August 18, 2008

GOOGINS & ANTON, INC.

STATEMENTS OF FINANCIAL CONDITION
June 30, 2008 and 2007

ASSETS	2008	2007
CURRENT:		
Cash and cash equivalents	$ 97 926	$ 107 356
Commissions receivable	17 130	5 934
Refundable income taxes	-	2 358
Deferred income taxes (Notes 1 and 4)	$ 8 600	10 100
TOTAL ASSETS	$ 123 656	$ 125 748

LIABILITIES AND STOCKHOLDERS' EQUITY	2008	2007
CURRENT LIABILITIES:		
Due to affiliate (Note 3)	82 067	100 286
STOCKHOLDERS' EQUITY (Note 2)		
Common stock, $1 par value shares, 50,000 shares authorized, 10,000 shares issued and outstanding	10 000	10 000
Less treasury stock (5,000 shares at par value)	(5 000)	(5 000)
Retained earnings	36 589	20 462
TOTAL STOCKHOLDERS' EQUITY	41 589	25 462
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 123 656	$ 125 748

The accompanying notes are an integral part of the financial statements.

GOOGINS & ANTON, INC.

STATEMENTS OF INCOME (LOSS)
For the Years Ended June 30, 2008 and 2007

	2008	2007
REVENUE:		
Commissions	$1 284 855	$1 153 309
Investment income	-	135
	1 284 855	1 153 444
EXPENSES:		
Directors fees	63 097	57 251
Clerical and administrative salaries	821 132	735 387
Independent contractors	2 313	2 072
Payroll processing	1 542	1 381
Repairs	1 671	1 496
Rents	49 224	44 084
Payroll taxes	43 569	39 020
Advertising	58 992	52 832
Printing and publications	3 342	2 993
Insurance	19 021	17 635
Retirement contribution	67 089	60 083
Retirement plan fees	1 928	1 727
Management fees	32 000	66 000
Accounting fees	27 617	26 262
Fees and licenses	8 056	6 812
Utilities	2 056	1 842
Telephone	8 097	7 251
Office supplies and postage	21 977	19 682
Computer expense	10 025	8 978
Meeting expense	11 567	10 359
Travel and mileage	5 783	5 179
Meals and entertainment	3 470	3 108
Miscellaneous	7 302	5 430
	1 270 870	1 176 864
Income (loss) before income taxes	13 985	(23 420)
Income tax benefit (Note 4)	(2 142)	(800)
NET INCOME	$ 16 127	$ (22 620)

The accompanying notes are an integral part of the financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2008 and 2007

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance, June 30, 2006	$ 10 000	$ (5 000)	$ 43 082	$ 48 082
Net loss	-	-	(22 620)	(22 620)
Balance, June 30, 2007	$ 10 000	$ (5 000)	$ 20 462	$ 25 462
Net income	-	-	16 127	16 127
Balance, June 30, 2008	$ 10 000	$ (5 000)	$ 36 589	$ 41 589

The accompanying notes are an integral part of the financial statements.

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 16 127	$ (22 620)
Adjustment to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Commissions receivable	(11 196)	34 162
Due to affiliates	(18 219)	(33 998)
Income taxes	3 858	(10 165)
Total adjustments	(25 557)	(10 001)
NET DECREASE IN CASH	(9 430)	(32 621)
CASH AND CASH EQUIVALENTS, beginning of year	107 356	139 977
CASH AND CASH EQUIVALENTS, end of year	$ 97 926	$ 107 356

The accompanying notes are an integral part of the financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
The Company operates as a broker in registered securities and other investments. The Company introduces and forwards, as a broker, all security transactions and accounts to Pershing LLC, which carries such accounts on a fully disclosed basis. Commissions receivable consist of amounts due from Pershing LLC, and other companies for whom the Company has sold annuities or mutual funds.

Income Taxes
Deferred income taxes result from the use of the accrual method for financial reporting purposes and the cash basis for tax purposes.

Recognition of Revenue
All securities and annuity transactions and related revenue and expenses are generally recorded on a trade-date basis.

Cash Equivalents
All highly liquid securities purchased with an original maturity of three months or less are considered to be cash equivalents.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $5,417 and $6,686 at June 30, 2008 and 2007, respectively, and that the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. Net capital as of June 30, 2008 and 2007, was $16,620 and $12,040, respectively, and aggregate indebtedness was $82,067 and $100,286, respectively. The ratio of aggregate indebtedness to net capital at June 30, 2008 and 2007, was 4.9 to 1 and 8.3 to 1, respectively.

NOTE 3 - FEES AND REIMBURSEMENT OF EXPENSES TO AFFILIATES

The Company has an operating agreement with an affiliated company. The agreement provides for the affiliated company to pay a substantial portion of Googins & Anton, Inc.'s operating expenses in exchange for a management fee equal to 98.5 percent of revenue received after commissions and certain other expenses are paid. This fee totaled $1,196,159 and $1,109,445 for the years ended June 30, 2008 and 2007, respectively, and has been allocated to the appropriate expense category on the statement of income. Accrued management fees due to affiliates at June 30, 2008 and 2007, amounted to $82,067 and $100,286, respectively.

NOTE 4 - INCOME TAXES

The Company's income tax expense for the years ended June 30, 2008 and 2007, consists of the following:

	2008	2007
Taxes currently payable (refundable)	$ (3 642)	$ 2 400
Deferred taxes	1 500	(3 200)
Income tax benefit	$ (2 142)	$ (800)

NOTE 5 - RETIREMENT PLAN

The Company has a 401(k) retirement plan which covers all employees who meet the plan's eligibility requirements.

The plan allows employees of the Company to participate in a salary reduction savings plan whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. The Company uses the safe harbor method of funding the plan with a minimum 3% contribution for all eligible employees. The Company elected to contribute more than the required 3% for the years ended June 30, 2008 and 2007. The contributions were $67,089 and $60,083, respectively.

<u>Report of Independent Accountants on</u>
<u>Supplementary Information Required by Rule 17A-5</u>
<u>of the Securities and Exchange Commission</u>

Board of Directors
Googins & Anton, Inc.
Madison, Wisconsin

We have audited the accompanying financial statements of Googins & Anton,
Inc. as of and for the years ended June 30, 2008 and 2007, and have issued our
report thereon dated August 18, 2008. Our audit was conducted for the purpose
of forming an opinion on the basic financial statements taken as a whole. The
information contained in Schedules I, II, III and IV is presented for purposes
of additional analysis and is not a required part of the basic financial
statements, but is supplementary information required by Rule 17A-5 of the
Securities and Exchange Commission. Such information has been subjected to
the auditing procedures applied in the audit of the basic financial statements
and, in our opinion, is fairly stated, in all material respects, in relation
to the basic financial statements taken as a whole.

Weinberg & Co.

Weinberg & Co.

Middleton, Wisconsin
August 18, 2008

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$ 41 589
Deduct non-allowable assets:	
Aged commissions receivable, net of related commission payable	(16 369)
Income taxes	(8 600)
Net capital before haircuts on securities position	16 620
Deduct haircuts on securities (computed, where applicable, pursuant to Rule 15C3-1(f) other securities)	-
NET CAPITAL	$ 16 620

GOOGINS & ANTON, INC.

COMPUTATION OF NET CAPITAL REQUIRED BY RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

COMPUTATION OF BASIC NET REQUIREMENT

Net capital	$ 16,620
Net capital requirement	$ 5,471
Excess net capital	$ 11,149
Excess net capital at 1000% (net cap-10% of AI)	$ 8,413

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities	$ 82,067
Percentage of aggregate indebtedness to net capital	493.78%

GOOGINS & ANTON, INC.

SUMMARY OF AUDIT ADJUSTMENTS
TO COMPUTATION OF NET CAPITAL REQUIREMENT
June 30, 2008

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part IIA (Unaudited)	$ 9,860
Audit adjustments:	
Commissions receivable and income taxes	6,760
Net capital as currently reported on Schedule I	$ 16,620

GOOGINS & ANTON, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008

The Company is exempt from Rule 15C3-3 under paragraph(k)(2)ii). The Company clears all transactions with and for customers on a fully disclosed basis with Pershing LLC, or other qualified investment companies, and promptly transmits all customer funds and securities to Pershing LLC, or other qualified investment companies, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17A-3 and 17A-4, as are customarily made and kept by a clearing broker or dealer.

GOOGINS & ANTON, INC.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
REQUIRED BY RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
June 30, 2008**

The Company is exempt from the possession and control requirements of Rule
15C3-3 under paragraph(k)(2)(ii). The Company clears all transactions for
customers on a fully disclosed basis with Pershing LLC, or other qualified
investment companies, and promptly transmits all customer funds and securities
to Pershing LLC, and other qualified investment companies, which carries all
of the accounts of such customers and maintains and preserves such books and
records pertaining thereto pursuant to the requirements of Rules 17A-3 and
17A-4, as are customarily made and kept by a clearing broker or dealer.

WEINBERG & CO.

Camelot Tower · 1415 East State Street · Suite 608 · Rockford, Illinois 61104 · Phone (815) 964-9955 · Fax (815) 964-3601

Certified Public Accountants and Consultants

Report of Independent Accountants on Internal Control Structure
Required by Rule 17A-5 of the Securities and Exchange Commission

Board of Directors
Googins & Anton, Inc.
Middleton, Wisconsin

In planning and performing our audit of the financial statements of Googins &
Anton, Inc. for the year ended June 30, 2008, we considered its internal
control structure in order to determine our auditing procedures for the
purposes of expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

We also made a study of the practices and procedures following by Googins &
Anton, Inc. in making the periodic computations of aggregate indebtedness and
net capital under Rule 17A-3(a)(11). The management of the Company has
indicated that the Company was in compliance with the exemptive provisions of
Rule 15C3-3 and no facts came to our attention indicating that the exemptive
provisions have not been complied with during the year ended June 30, 2007.
We did not review the practices and procedures followed by the Company in
making the quarterly securities examinations, counts, verifications and
comparisons, and the recording of differences required by Rule 17A-13, or in
complying with the requirements for prompt payment for securities under
Section 8 of Regulation T of the Board of Governors of the Federal Reserve
System, because the Company does not carry security accounts for customers or
perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining
an internal control structure and the practices and procedures referred to in
the preceding paragraph. In fulfilling this responsibility, estimates and
judgments by management are required to assess the expected benefits and
related costs of internal control structure policies and procedures and of the
practices and procedures referred to in the preceding paragraph and to assess
whether those practices and procedures can be expected to achieve the
Commission's above-mentioned objectives. Two of the objectives of an internal
control structure and the practices and procedures are to provide management
with reasonable, but not absolute, assurance that assets for which the Company
has responsibility are safeguarded against loss from unauthorized use or
disposition and that transactions are executed in accordance with management's
authorization and recorded properly to permit preparation of financial
statements in conformity with generally accepted accounting principles. Rule
17A-5(g) lists additional objectives of the practices and procedures listed in
the preceding paragraph.

Because of inherent limitations in any internal control structure or the
practices and procedures referred to above, errors or irregularities may occur
and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17A-5(g) under the Securities Exchange Act of 1923 and should not be used for any other purpose.

Weinberg & Co.

Middleton, Wisconsin
August 18, 2008

END